SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 (Amendment No. __)*

SHANDA GAMES LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

 (Title of Class of Securities)

81941U1051

 (CUSIP Number)

December 31, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

Page 1 of 6 Pages

 ___________________
1 This CUSIP number applies to the Issuer's American Depositary Shares, each of which represents two Class A ordinary shares.

CUSIP No.	81941U105	Page	2	of	6

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Shanda SDG Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) 
(b) 

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:
		409,087,0002

NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY		0
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON		409,087,0002
WITH:

	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
409,087,0002

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):



11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

71.0% 3

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

___________________
2 The Reporting Person holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. See Item 4 of this Schedule.

3 Based on 167,000,000 Class A ordinary shares and 409,087,000 Class B ordinary shares outstanding as of December 31, 2009, as reported by the Issuer on its Form 20-F  for the fiscal year ended December 31, 2009.

CUSIP No.	81941U105	Page	3	of	6

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Shanda Interactive Entertainment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) 
(b) 

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER4:
		409,087,0005

NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY		0
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER4:
PERSON		409,087,0005
WITH:

	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
409,087,0005

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):



11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

71.0% 6

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

___________________
4 Solely as the sole shareholder of Shanda SDG Investment Limited.

5 The Reporting Person holds Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. See Item 4 of this Schedule.

6 Based on 167,000,000 Class A ordinary shares and 409,087,000 Class B ordinary shares outstanding as of December 31, 2009, as reported by the Issuer on its Form 20-F  for the fiscal year ended December 31, 2009.

CUSIP No.	81941U105	Page	4	of	6

Item 1(a).	Name of Issuer

Shanda Games Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices

No. 1 Office Building No. 690 Bibo Road Pudong New Area Shanghai, China 201203 The People’s Republic of China

Item 2(a).	Name of Persons Filing

(i) Shanda SDG Investment Limited (ii) Shanda Interactive Entertainment Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of principal business office for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2(c).	Citizenship

(i) British Virgin Islands
(ii) Cayman Islands

Item 2(d).	Title of Class of Securities

Class A ordinary shares7

Item 2(e).	CUSIP Number

81941U105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

_____________
7 See Item 4 of this Schedule.

CUSIP No.	81941U105	Page	5	of	6

Item 4.
Ownership

The Reporting Persons hold Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof. The record holder of the 409,087,000 Class B ordinary shares of the issuer is Shanda SDG Investment Limited, which is wholly owned by Shanda Interactive Entertainment Limited.

Reporting Person	Amount Beneficially Owned	Percent of Class8	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
Shanda SDG Investment Limited	409,087,000	71.0%	409,087,000	0	409,087,000	0

Shanda Interactive Entertainment Limited	409,087,000	71.0%	409,087,000	0	409,087,000	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

__________________
8 Based on 167,000,000 Class A ordinary shares and 409,087,000 Class B ordinary shares outstanding as of December 31, 2009, as reported by the Issuer on its Form 20-F  for the fiscal year ended December 31, 2009.

CUSIP No.	81941U105	Page	6	of	6

Item 10.	Certifications

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 11, 2011.

Shanda SDG Investment Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda Interactive Entertainment Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 11, 2011, between Shanda SDG Investment Limited and Shanda Interactive Entertainment Limited